Via Facsimile and U.S. Mail
Mail Stop 6010

June 26, 2006

Mr. Stephen J. Harrison
Chief Executive Officer
First Acceptance Corporation
3813 Green Hills Village Drive
Nashville, Tennessee   37215

Re: First Acceptance Corporation
Form 10-K for the Fiscal Year Ended June 30, 2005
Filed September 13, 2005
File No. 001-12117

Dear Mr. Harrison:

        We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief